U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 5

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ]Check this box if no longer

subject to Section 16.

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

Form 4 or Form 5

obligations may continue.(1)

See Instruction 1(b).

1. Name and Address of Reporting Person Surber, Richard D.	2. Issuer Name and Ticker or Trading Symbol Wichita Development Corporation OTC- Bulletin Board Symbol=NA	6. Relationship of Reporting Person to Issuer

(Check all applicable)

X Director X 10% Owner

X Officer (give Other (specify

title below)

below)

Mr. Surber is President and a Director of the Issuer , he is the direct owner of 11.66% and holds a beneficial interest in an additional 27.53% of Issuer's outstanding shares of common stock.

(Last) (First) (Middle) 268 West 400 South, Suite 300	3. IRS or Social Security Number of Reporting Person (Voluntary)	4. Statement for Month/Year March/2001
(Street) Salt Lake City, Utah 84101		5. If Amendment, Date of Original (Month/Year)
(City) (State) (Zip)	Table I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2. Transaction Date (Month/Day/Year)	3. Transaction Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
		Code	Amount	(A) or (D)	Price
Common Stock	April 10, 2000	P3	1,000,000	A	$0.001		D	[6]
Common Stock	August 2000	P4	18,400,000	A	$0.02937		I	Held by Kelly's Coffee Group, Inc. [1]
Common Stock	Sept. 15, 2000	J4[5]	1,000,000	D	$0.05		D
Common Stock	October 4, 2000	J4*	900,000	A			I	Held by Axia Group, Inc. [1]
Common Stock	January 2, 2001	J4*	17,391,371	D		1,008,629	I	Held by Kelly's Coffee Group, Inc. [1]
Common Stock	January 2, 2001	J4*	1,301,573	A			I	Held by Hudson's Consulting Group, Inc [2]
Common Stock	January 2, 2001	J4*	884,757	A			I	Held by Oasis International Hotel & Casino, Inc. [4]
Common Stock	January 2, 2001	J4*	2,478,999	A			D
Common Stock	March 1, 2001	P4	1,760,702	A	$0.0595		I	Held by Axia Group, Inc. [3]

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Page 2 of 2FORM 5 (continued)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conversion or Exercise Price of Derivative Security	3. Transaction Date (Month/ Day/Year)	4. Trans-action Code (Instr. 8)		5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4,& 5)		6. Date Exercisable and Expiration Date (Month/ Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Deriv-ative Security (Instr.5)	9. Number of Derivative Securities Beneficially Owned at End of Month (Instr. 4)	10.Owner-ship Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of Indirect Beneficial Owner-ship (Instr. 4)
			Code	V	(A)	(D)	Date Exer-cisable	Expir-ation Date	Title	Amt.. or No. of Shares

Explanation of Responses:

* All of the January 2, 2001 transactions are the result of Kelly Coffee Group, Inc. distributing shares of the Issuer to Kelly's shareholders on the basis of 1 share of the Issuer for each 3 shares of Kelly's common stock held. The distribution of these shares has been treated as a dividend to the shareholders of Kelly's and has not been given a cash value.

1. Mr. Surber is the President of Kelly's Coffee Group, Inc.

2. Mr. Surber is the President of Hudson's Consulting Group, Inc.

3. Mr. Surber is the President of Axia Group, Inc

4. Mr. Surber is the President of Oasis International Hotel & Casino, Inc.

5. Issuer purchased from Mr. Surber 1,000,000 shares of its common stock for a total of $5,000 to facilitate transfer of a controlling interest to Kelly's Coffee Group, Inc.

6. Shares issued for services valued at $1,000 authorized on September 15, 1999.

** Intention misstatements or omission of facts constitute Federal Criminal Violations.

      See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a)

                                                                                                  /s/ Richard D. Surber                                                    March 23, 2001

                                                                                                         **Signature of Richard D. Surber, President                       Date

                                                                                                          & Director of Wichita Development Corporation

.

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, See Instruction 6 for procedure.

                                                                                                                                                                                                                                      SEC 1474 (8-92)